SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[March 8, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b): 82-

SIGNATURES
METSO TO CONCLUDE A MAJOR SERVICE CONTRACT WITH SAICA IN SPAIN

SIGNATURES

Date  March 8, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO TO CONCLUDE A MAJOR SERVICE CONTRACT WITH SAICA IN SPAIN

(Helsinki, Finland, March 8, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

Metso Paper has concluded a long-term agreement with Sociedad Anónima Industrias Celulosa Aragonesa (SAICA) on maintenance and service of SAICA’s mills in Zaragoza and El Burgo de Riebro, Spain, from the beginning of March 2005. The actual maintenance work will be carried out by Scandinavian Mill Service S.L, a joint venture of Scandinavian Mill Service (SMS) and SAICA. The value of the agreement is not published.

In the start up phase, SMS S.L. will be involved in mill maintenance services and workshop services. From the beginning of 2006 the scope of the operations will be extended to the roll services. Scandinavian Mill Service S.L. will employ 125 people. The main customer for SMS S.L. will be SAICA, but the services will also be sold to other pulp and paper industry customers in Spain and Portugal.

The concluded agreement is a result of Metso’s aim to increase aftermarket services. It also demonstrates the trend within the pulp and paper industry to outsource their maintenance operations, while concentrating on their core businesses.

Scandinavian Mill Service S.L. is part of Scandinavian Mill Service Group, which is owned by Metso Paper. The group employs over 400 people and operates in improving and developing of the pulp and paper industry maintenance primarily through outsourcing. The group has operations in Finland, Sweden, Norway, Czech Republic and now also in Spain.

SAICA is the leading company in Spain in the manufacture and sale of paper for corrugating. It has five production centers in Spain and France with an annual production capacity of 1.5 million tons. SAICA is a family owned company and has some 5,400 employees.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 23,000 employees in more than 50 countries. Matzo’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:
Kari Kalliala, President, Board Business Line, Metso Paper, tel. +358 40 540 8335
Ari Mankki, Managing Director, Scandinavian Mill Service, tel. +358 40 582 1408
Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

Internet: www.scandinavianmillservice.com, www.saica.es, www.metsopaper.com, www.metso.com

or

Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.